UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 27, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960.)

This Form 6-K consists of the legal opinion which appears below:

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

July 26, 2012 LAC | OEB

313423 | OEB | 000014.docx

UBS AG - Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: February 22, 2012 to February 29, 2012)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its Jersey and London branches (each, an Issuing Branch), respectively, of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the versions dated as of August 1, 2010 (the 2010 Organizational Regulations), and January 1, 2012 (the latter version, the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version effective as of March 2, 2010 (the Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of October 12, 2006, and in the version dated as of February 2, 2010 (the latter version, the Delegation);

(ix)	an electronic copy of an Officers’ Certificate pursuant to section 301 of the Indenture dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(x)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 22, 2012,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 23, 2012,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 24, 2012,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 27, 2012,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 28, 2012, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 29, 2012,

(collectively, the Opinion Backup Certificates);

(xi)	an electronic copy of

(xii)	(a) a Determination of an Authorized Person dated February 22, 2012, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), (b) a Determination of an Authorized Person dated February 22, 2012, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 605,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex C, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex D, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex E, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex F, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex G, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Cummins Inc.), Annex H, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex I, setting forth the terms of the USD 525,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex J, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), Annex K, setting forth the terms of the USD 201,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Yahoo! Inc.), and (c) a Determination of an Authorized Person dated February 22, 2012, including Annex A, setting forth the terms of the USD 99,504.90 Trigger Yield Optimization Notes due December 20, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 294,778.44 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex C, setting forth the terms of the USD 149,973.12 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Halliburton Company) and Annex D, setting forth the terms of the USD 214,778.55 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of United States Steel Corporation),

(xiii)	(a) a Determination of an Authorized Person dated February 23, 2012, including Annex A, setting forth the terms of the USD 808,000.00 Buffered Return Enhanced Notes due February 28, 2013 (Linked to Gold), (b) a Determination of an Authorized Person dated February 23, 2012, including Annex A, setting forth the terms of the USD 9,064,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 25, 2013 (Linked to the performance of the common stock of Caterpillar Inc.) and Annex B, setting forth the terms of the USD 9,312,200.00 Contingent Absolute Return Autocallable Optimization Securities due February 25, 2013 (Linked to the performance of the common stock of General Electric Company), (c) a Determination of an Authorized Person dated February 23, 2012, including Annex A, setting forth the terms of the USD 4,904,500.00 Contingent Absolute Return Autocallable Optimization Securities due February 25, 2013 (Linked to the performance of the shares of Market Vectors Gold Miners ETF), (d) a Determination of an Authorized Person dated February 23, 2012, including Annex A, setting forth the terms of the USD 280,000.00 Trigger Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Kinross Gold Corporation) and Annex B, setting forth the terms of the USD 921,000.00 Trigger Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Southwestern Energy Company), (e) a Determination of an Authorized Person dated February 23, 2012, including Annex A, setting forth the terms of the USD 198,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Deere & Company) and Annex B, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Morgan Stanley), and (f) a Determination of an Authorized Person dated February 23, 2012, including Annex A, setting forth the terms of the USD 99,986.92 Trigger Yield Optimization Notes due December 17, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 620,620.32 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 99,730.65 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), Annex D, setting forth the terms of the USD 99,974.79 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of United States Steel Corporation) and Annex E, setting forth the terms of the USD 99,974.79 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of United States Steel Corporation),

(xiv)	(a) a Determination of an Authorized Person dated February 24, 2012, including Annex A, setting forth the terms of the USD 245,000.00 Trigger Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Halliburton Company), (b) a Determination of an Authorized Person dated February 24, 2012, including Annex A, setting forth the terms of the USD 114,969.48 Trigger Yield Optimization Notes due August 24, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 99,954.90 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of CSX Corporation), Annex C, setting forth the terms of the USD 99,920.88 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of Emerson Electric Co.), Annex D, setting forth the terms of the USD 99,899.84 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex E, setting forth the terms of the USD 99,981.00 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex F, setting forth the terms of the USD 249,990.00 Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex G, setting forth the terms of the USD 174,919.43 Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.) and Annex H, setting forth the terms of the USD 249,884.40 Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Schlumberger Limited), (c) a Determination of an Authorized Person dated February 24, 2012, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex B, setting forth the terms of the USD 390,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex C, setting forth the terms of the USD 560,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex D, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex E, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the American depositary shares of Rio Tinto plc), Annex F, setting forth the terms of the USD 232,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.) and Annex G, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), (d) a Determination of an Authorized Person dated February 24, 2012, including Annex A, setting forth the terms of the USD 1,366,000 Callable Step-Up Fixed Rate Notes due February 24, 2027, and (e) a Determination of an Authorized Person dated February 24, 2012, including Annex A, setting forth the terms of the USD 2,249,000 Callable Step-Up Fixed Rate Notes due February 24, 2017,

(xv)	(a) a Determination of an Authorized Person dated February 27, 2012, including Annex A, setting forth the terms of the USD 179,000.00 Trigger Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Gilead Sciences, Inc.) and Annex B, setting forth the terms of the USD 166,000.00 Trigger Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Gilead Sciences, Inc.), (b) a Determination of an Authorized Person dated February 27, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex D, setting forth the terms of the USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex E, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of The Goldman Sachs Group, Inc.), Annex F, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex G, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of The Mosaic Company), Annex H, setting forth the terms of the USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), Annex I, setting forth the terms of the USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.) and Annex J, setting forth the terms of the USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of United States Steel Corporation), and (c) a Determination of an Authorized Person dated February 27, 2012, including Annex A, setting forth the terms of the USD 102,946.18 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 99,983.70 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex C, setting forth the terms of the USD 159,954.43 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex D, setting forth the terms of the USD 184,921.12 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex E, setting forth the terms of the USD 99,983.70 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex F, setting forth the terms of the USD 399,623.54 Trigger Yield Optimization Notes due October 25, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex G, setting forth the terms of the USD 200,085.60 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex H, setting forth the terms of the USD 122,984.68 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of NVIDIA Corporation) and Annex I, setting forth the terms of the USD 99,999.77 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Textron Inc.),

(xvi)	(a) a Determination of an Authorized Person dated February 28, 2012, including Annex A, setting forth the terms of the USD 316,500.00 Trigger Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Kinross Gold Corporation) and Annex B, setting forth the terms of the USD 150,000.00 Trigger Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), (b) a Determination of an Authorized Person dated February 28, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex C, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated), Annex D, setting forth the terms of the USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Ford Motor Company), Annex E, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex F, setting forth the terms of the USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of HollyFrontier Corporation), Annex G, setting forth the terms of the USD 133,000 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MetLife, Inc.), Annex H, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Morgan Stanley) and Annex I, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the American depositary shares of Rio Tinto plc), and (c) a Determination of an Authorized Person dated February 28, 2012, including Annex A, setting forth the terms of the USD 149,768.32 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Cummins Inc.), Annex B, setting forth the terms of the USD 99,993.52 Trigger Yield Optimization Notes due December 19, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex C, setting forth the terms of the USD 99,993.75 Trigger Yield Optimization Notes due December 28, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp.), Annex D, setting forth the terms of the USD 99,995.57 Trigger Yield Optimization Notes due December 24, 2012 (Linked to the performance of the common stock of MetLife, Inc.), Annex E, setting forth the terms of the USD 172,792.32 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), Annex F, setting forth the terms of the USD 154,805.04 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation) and Annex G, setting forth the terms of the USD 99,990.00 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), and

•

(a) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 4,042,400.00 Buffered Return Optimization Securities due February 28, 2014 (Linked to the performance of the shares of the Market Vectors Gold Miners ETF), (b) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 12,033,250.00 UBS AG Contingent-Return Optimization Securities due February 28, 2014 (Linked to the performance of the S&P 500® Index), (c) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 4,021,840.00 Return Optimization Securities due March 28, 2013 (Linked to the performance of the S&P 500® Index), (d) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 4,661,340.00 Return Optimization Securities due February 27, 2015 (Linked to the performance of the PHLX Housing SectorSM Index), (e) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 17,509,100.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 2,189,200.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of The Boeing Company), Annex C, setting forth the terms of the USD 12,150,260.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of The Hartford Financial Services Group, Inc.), Annex D, setting forth the terms of the USD 5,309,290.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of International Paper Company) and Annex E, setting forth the terms of the USD 4,980,800.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of Wells Fargo & Company), (f) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Alpha Natural Resources Inc.), Annex B, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), Annex C, setting forth the terms of the USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Carnival Corporation), Annex D, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated), Annex F, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex G, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex H, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of General Electric Company), Annex I, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex J, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MGM Resorts International), Annex K, setting forth the terms of the USD 245,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MGM Resorts International), Annex L, setting forth the terms of the USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of The Mosaic Company), Annex M, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of The Mosaic Company) and Annex N, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Morgan Stanley), (g) a Determination of an Authorized Person dated February 29, 2012, including Annex A, setting forth the terms of the USD 99,947.10 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 99,988.02 Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex C, setting forth the terms of the USD 99,994.32 Trigger Yield Optimization Notes due February 21, 2013 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex D, setting forth the terms of the USD 99,953.28 Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company), Annex E, setting forth the terms of the USD 1,724,673.60 Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company), Annex F, setting forth the terms of the USD 249,947.82 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Morgan Stanley), Annex G, setting forth the terms of the USD 106,919.19 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation) and Annex H, setting forth the terms of the USD 131,768.91 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation),

(collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xvii)	electronic excerpts of the “Global directory of UBS authorized signatories”

•	as provided per e-mail dated June 4, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Timothy Geller

•	as provided per e-mail dated June 15, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta and Martin Gasparian,

•	as provided per e-mail dated June 20, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta, Gordon S. Kiesling and Kiye Sakai,

•	as provided per e-mail dated June 21, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Timothy Geller

•	as provided per e-mail dated June 22, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Timothy Geller, and

•	as provided per e-mail dated July 11, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling, Timothy Geller, Martin Gasparian and Hina Mehta; and

(xviii)	electronic excerpts from the Register of Commerce for the Company dated as of January 11, 2012 and as of July 26, 2012 (the latter excerpt, the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the relevant Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the relevant Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations and the Delegation are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the Articles, the 2010 Organizational Regulations, the Business Regulations and the Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(n)	the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

HOMBURGER AG

a)	Securities with issue date February 22, 2012

1.	USD 125,000.00 Trigger Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

2.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

3.	USD 605,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

4.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

5.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

6.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

8.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Cummins Inc.), issued through UBS AG, London Branch

9.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

10.	USD 525,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

11.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

12.	USD 201,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

13.	USD 99,504.90 Trigger Yield Optimization Notes due December 20, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

14.	USD 294,778.44 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

15.	USD 149,973.12 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Halliburton Company) issued through UBS AG, London Branch

16.	USD 214,778.55 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

b)	Securities with issue date February 23, 2012

17.	USD 808,000.00 Buffered Return Enhanced Notes due February 28, 2013 (Linked to Gold), issued through UBS AG, London Branch

18.	USD 9,064,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 25, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

19.	USD 9,312,200.00 Contingent Absolute Return Autocallable Optimization Securities due February 25, 2013 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

20.	USD 4,904,500.00 Contingent Absolute Return Autocallable Optimization Securities due February 25, 2013 (Linked to the performance of the shares of Market Vectors Gold Miners ETF), issued through UBS AG, London Branch

21.	USD 280,000.00 Trigger Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Kinross Gold Corporation), issued through UBS AG, London Branch

22.	USD 921,000.00 Trigger Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Southwestern Energy Company), issued through UBS AG, London Branch

23.	USD 198,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Deere & Company), issued through UBS AG, London Branch

24.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

25.	USD 99,986.92 Trigger Yield Optimization Notes due December 17, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

26.	USD 620,620.32 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

27.	USD 99,730.65 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

28.	USD 99,974.79 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

29.	USD 99,974.79 Trigger Yield Optimization Notes due February 22, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

c)	Securities with issue date February 24, 2012

30.	USD 245,000.00 Trigger Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

31.	USD 114,969.48 Trigger Yield Optimization Notes due August 24, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

32.	USD 99,954.90 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of CSX Corporation), issued through UBS AG, London Branch

33.	USD 99,920.88 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of Emerson Electric Co.), issued through UBS AG, London Branch

34.	USD 99,899.84 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

35.	USD 99,981.00 Trigger Yield Optimization Notes due February 26, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

36.	USD 249,990.00 Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

37.	USD 174,919.43 Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.), issued through UBS AG, London Branch

38.	USD 249,884.40 Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Schlumberger Limited), issued through UBS AG, London Branch

39.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

40.	USD 390,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

41.	USD 560,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

42.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

43.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the American depositary shares of Rio Tinto plc), issued through UBS AG, London Branch

44.	USD 232,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

45.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due February 28, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

46.	USD 1,366,000 Callable Step-Up Fixed Rate Notes due February 24, 2027, issued through UBS AG, Jersey Branch

47.	USD 2,249,000 Callable Step-Up Fixed Rate Notes due February 24, 2017, issued through UBS AG, Jersey Branch

d)	Securities with issue date February 27, 2012

48.	USD 179,000.00 Trigger Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Gilead Sciences, Inc.), issued through UBS AG, London Branch

49.	USD 166,000.00 Trigger Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Gilead Sciences, Inc.), issued through UBS AG, London Branch

50.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

51.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

52.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

53.	USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

54.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of The Goldman Sachs Group, Inc.), issued through UBS AG, London Branch

55.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

56.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

57.	USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

58.	USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

59.	USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due March 1, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

60.	USD 102,946.18 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

61.	USD 99,983.70 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

62.	USD 159,954.43 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

63.	USD 184,921.12 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

64.	USD 99,983.70 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

65.	USD 399,623.54 Trigger Yield Optimization Notes due October 25, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

66.	USD 200,085.60 Trigger Yield Optimization Notes due February 27, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

67.	USD 122,984.68 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of NVIDIA Corporation), issued through UBS AG, London Branch

68.	USD 99,999.77 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Textron Inc.), issued through UBS AG, London Branch

e)	Securities with issue date February 28, 2012

69.	USD 316,500.00 Trigger Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Kinross Gold Corporation), issued through UBS AG, London Branch

70.	USD 150,000.00 Trigger Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

71.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

72.	USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

73.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated), issued through UBS AG, London Branch

74.	USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch

75.	USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

76.	USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of HollyFrontier Corporation), issued through UBS AG, London Branch

77.	USD 133,000 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

78.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

79.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the American depositary shares of Rio Tinto plc), issued through UBS AG, London Branch

80.	USD 149,768.32 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Cummins Inc.), issued through UBS AG, London Branch

81.	USD 99,993.52 Trigger Yield Optimization Notes due December 19, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

82.	USD 99,993.75 Trigger Yield Optimization Notes due December 28, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp.), issued through UBS AG, London Branch

83.	USD 99,995.57 Trigger Yield Optimization Notes due December 24, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

84.	USD 172,792.32 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

85.	USD 154,805.04 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

86.	USD 99,990.00 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

f)	Securities with issue date February 29, 2012

87.	USD 4,042,400.00 Buffered Return Optimization Securities due February 28, 2014 (Linked to the performance of the shares of the Market Vectors Gold Miners ETF), issued through UBS AG, London Branch

88.	USD 12,033,250.00 UBS AG Contingent-Return Optimization Securities due February 28, 2014 (Linked to the performance of the S&P 500® Index), issued through UBS AG, London Branch

89.	USD 4,021,840.00 Return Optimization Securities due March 28, 2014 (Linked to the performance of the S&P 500® Index), issued through UBS AG, London Branch

90.	USD 4,661,340.00 Return Optimization Securities due February 27, 2015 (Linked to the performance of the PHLX Housing SectorSM Index), issued through UBS AG, London Branch

91.	USD 17,509,100.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

92.	USD 2,189,200.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of The Boeing Company), issued through UBS AG, London Branch

93.	USD 12,150,260.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of The Hartford Financial Services Group, Inc.), issued through UBS AG, London Branch

94.	USD 5,309,290.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of International Paper Company), issued through UBS AG, London Branch

95.	USD 4,980,800.00 Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of the common stock of Wells Fargo & Company), issued through UBS AG, London Branch

96.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Alpha Natural Resources Inc.), issued through UBS AG, London Branch

97.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

98.	USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Carnival Corporation), issued through UBS AG, London Branch

99.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated), issued through UBS AG, London Branch

100.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated), issued through UBS AG, London Branch

101.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

102.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

103.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

104.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

105.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MGM Resorts International), issued through UBS AG, London Branch

106.	USD 245,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MGM Resorts International), issued through UBS AG, London Branch

107.	USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

108.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

109.	USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

110.	USD 99,947.10 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

111.	USD 99,988.02 Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

112.	USD 99,994.32 Trigger Yield Optimization Notes due February 21, 2013 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

113.	USD 99,953.28 Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

114.	USD 1,724,673.60 Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

115.	USD 249,947.82 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

116.	USD 106,919.19 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

117.	USD 131,768.91 Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 27 July 2012